

March 19, 2012

<u>Via E-mail</u>
Jay Peterson
Chief Financial Officer
 and Senior Vice President, Finance
Thermon Group Holdings, Inc.
100 Thermon Drive, San Marcos, Texas 78666

   Re: **Thermon Group Holdings, Inc.**
       Thermon Holding Corp.
       Form 10-K for the fiscal year ended March 31, 2011
       Filed June 20, 2011
       File Nos. 001-35159 and 333-168915-05

Dear Mr. Peterson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kevin L. Vaughn

         Kevin L. Vaughn
         Accounting Branch Chief